FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Taseko Mines Limited (the "Company" or "Taseko")
12th Floor, 1040 West Georgia St.
Vancouver, BC V6E 4H1

Item 2 Date of Material Change

April 23, 2024

Item 3 News Release

Taseko issued a press release at Vancouver, British Columbia on April 23, 2024 via Cision. A copy of the press release is attached hereto as Schedule A.

Item 4 Summary of Material Change

On April 23, 2024, Taseko completed its previously announced offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due 2030 (the "Notes"). The Company will use a portion of the proceeds from this offering to redeem the aggregate principal amount outstanding of its US$400 million 7.00% Senior Secured Notes due 2026. The remaining proceeds, net of transaction costs and accrued interest, are available for capital expenditures, working capital and general corporate purposes.

Item 5.1 Full Description of Material Change

A summary of the principal terms of the Notes is attached hereto as Schedule B.

The summary of the Notes does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the indenture (the "Indenture") providing for the issuance of the Notes. The Indenture is dated as of April 23, 2024 among the Company, its material subsidiaries, as guarantors of the Notes, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee. A copy of the Indenture is being concurrently filed under the Company's profile at www.sedarplus.ca and at www.sec.gov under Form 6-K.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about this report and the material change disclosed herein:

Bryce Hamming
Chief Financial Officer
778-373-4533

Item 9 Date of Report

April 30, 2024

SCHEDULE A TO THE MATERIAL CHANGE REPORT OF TASEKO MINES LIMITED NEWS RELEASE DATED APRIL 23, 2024

TASEKO MINES COMPLETES NOTES OFFERING

April 23, 2024, Vancouver, BC - Taseko Mines Limited (TSX: TKO) (NYSE American: TGB) (LSE: TKO) ("Taseko") is pleased to announce that it has completed its offering of US$500 million aggregate principal amount of 8.250% Senior Secured Notes due 2030 ("Notes"). A portion of the proceeds will be used to redeem the outstanding US$400 million Senior Secured Notes due 2026 ("Existing Notes"). The remaining proceeds, net of transaction costs and accrued interest, are available for capital expenditures, working capital and general corporate purposes.

Stuart McDonald, President & CEO of Taseko, commented, "We're pleased to complete this notes offering which provides additional financial flexibility as we advance construction at Florence Copper."

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the Notes may be offered and sold, only in transactions that are exempt from registration requirements and from prospectus qualification under Canadian securities laws. In the United States, the Notes will be offered and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States, to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements"), within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and 21E of the U.S. Securities Exchange Act of 1934, as amended, which may not be based on historical fact, including without limitation statements regarding the future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that Taseko expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words "believes," "may," "plan," "will," "estimate," "scheduled," "continue," "anticipates," "intends," "expects," "aim" and similar expressions.

Such statements reflect Taseko's current views with respect to future events and are subject to risks and uncertainties. These statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause Taseko's actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those contained in Taseko's filings. For general information on Taseko, review the documents that Taseko has filed with or furnished to the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca

SCHEDULE B TO THE MATERIAL CHANGE REPORT OF TASEKO MINES LIMITED SUMMARY DESCRIPTION OF THE NOTES

The following summary contains basic information about the Notes and the guarantees thereof and is not intended to be complete. The following summary is qualified in its entirety by the terms (including definitions of capitalized terms below) of the indenture ("Indenture") governing the Notes dated as of April 23, 2024, among the Company, the Guarantors, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee and collateral agent. The Indenture is filed at www.sedarplus.ca and at www.sec.gov under Form 6-K concurrently herewith.

Issuer	Taseko Mines Limited.

Notes offered	US$500,000,000 principal amount of 8.250% Senior Secured Notes due 2030.

Maturity	The notes will mature on May 1, 2030.

Interest Payment Dates

Interest on the notes will accrue at a rate of 8.250% per annum.

Interest on the notes will be payable on May 1 and November 1 of each year, beginning on November 1, 2024 and will accrue from the issue date of the notes.

Ranking	The notes will:

• be secured by liens that rank senior, pursuant to the Osisko Intercreditor Agreement (as defined herein), to the liens on any Collateral that secure the Gibraltar Subsidiary's obligations pursuant to the Osisko Silver Sale Agreement (as defined herein) and Taseko's obligations pursuant to the guarantee it has provided in respect of the Osisko Silver Sale Agreement, it being understood that the pledged shares of Curis, Florence Holdings and Cariboo are not subject to the Osisko Intercreditor Agreement;

• be secured by liens (subject to Permitted Liens) on the Collateral, subject, where applicable, to Taseko's and the Gibraltar Subsidiary's obligations under the JV Agreement and subject to the first priority liens on the Collateral securing the Revolving Credit Facility pursuant to the RCF Intercreditor Agreement. Additionally, if Taseko enters into any First Lien Debt under a Future Credit Facility, the liens on the Collateral securing the notes and the guarantees will be junior in priority, pursuant to any Future Intercreditor Agreement, to the liens on any Collateral that secure the First Lien Debt, to the extent that the liens securing the First Lien Debt are Permitted Liens;

• rank senior in right of payment to all future subordinated indebtedness of Taseko;

• be effectively senior to all of Taseko's existing and future unsecured indebtedness to the extent of the value of the Collateral;

• be pari passu in right of payment with all of Taseko's existing and future senior indebtedness;

• be effectively subordinated to all existing and future indebtedness of Taseko, including indebtedness outstanding under the Revolving Credit Facility and any other First Lien Debt, in each case subject to the terms of the RCF Intercreditor Agreement and any Future Intercreditor Agreement, respectively, that is secured by (i) liens on assets that are not part of the Collateral or (ii) liens on Collateral that are senior in priority to the liens securing the notes and the guarantees, in each case to the extent of the value of such assets or Collateral;

• be structurally subordinated to all existing and future indebtedness and other liabilities and preferred stock of any of Taseko's non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Taseko or any guarantor); and

• be unconditionally guaranteed on a senior basis by the guarantors.

Any liens permitted in accordance with the conditions set forth under the caption "Description of the Notes- Security-Collateral Limitations," including the liens securing the notes and the guarantees, shall rank junior to any security that the parties to the JV Agreement grant in favor of each other to secure the performance of the JV Agreement.

Security

The notes and the guarantees will be secured by junior priority liens (subject to Permitted Liens) on (i) all of the shares of the Gibraltar Subsidiary, Curis, Florence Holdings and Cariboo, each of which is, directly or indirectly, a wholly-owned subsidiary of Taseko and (ii) the Gibraltar Subsidiary's rights under the Joint Venture Operating Agreement, dated March 18, 2010 (as amended, restated, supplemented, modified or replaced, the "JV Agreement"), among the Gibraltar Subsidiary, Cariboo and Taseko, subject to Taseko's and the Gibraltar Subsidiary's obligations under the JV Agreement (together, the "Initial Notes Collateral").

Notwithstanding the foregoing the liens securing the notes and guarantees will be junior in priority, pursuant to the RCF Intercreditor Agreement and any Future Intercreditor Agreement, to the liens on any Collateral that secure Revolving Credit Facility or First Lien Debt.

If the Revolving Credit Facility or any First Lien Debt is secured by a lien on any Initial Notes Collateral and by liens on any Additional Notes Collateral, the notes and the guarantees shall be secured by a lien on such Additional Notes Collateral, provided that such liens on the Additional Notes Collateral will be junior in priority pursuant to the Future Intercreditor Agreement to the liens that secure such First Lien Debt.

The notes will be secured by liens on the part of the Collateral that secure the Gibraltar Subsidiary's obligations pursuant to the Second Amended and Restated Metal Purchase and Sale Agreement dated June 28, 2023 (as amended, restated, supplemented, modified or replaced, the "Osisko Silver Sale Agreement") between the Gibraltar Subsidiary and Osisko Gold Royalties Ltd. ("Osisko") and Taseko's obligations pursuant to the guarantee it has provided in respect of the Osisko Silver Sale Agreement.

On the issue date of the notes, the Canadian Co- Trustee and the Collateral Agent under the Indenture (as defined below) will obtain the rights and assume the obligations of "Note Agent" under the intercreditor agreement, which was entered into as of February 10, 2021 among BNY Trust Company of Canada, as Canadian Co-Trustee under the Indenture (as defined therein) and Collateral Agent for and on behalf of the Note Secured Parties (as defined therein), National Bank of Canada as agent for and on behalf of the RCF Secured Parties (as defined therein) (by way of joinder dated October 6, 2021), Osisko, Taseko and the Gibraltar Subsidiary, as amended, supplemented, extended, restated or replaced from time to time (the "Osisko Intercreditor Agreement") pursuant to a new note agent joinder. The Osisko Intercreditor Agreement will govern the relative rights of the Canadian Co- Trustees, Collateral Agent and National Bank of Canada (as agent for the lenders under our Revolving Credit Facility) as senior creditors and Osisko, vis-à-vis the Initial Notes Collateral (other than the pledged shares of Curis, Florence Holdings and Cariboo), pursuant to which Osisko will have a junior priority lien on such Initial Notes Collateral, it being understood that the pledged shares of Curis, Florence Holdings and Cariboo are not subject to the Osisko Intercreditor Agreement and Osisko does not have a security interest in such pledged shares. The Osisko Intercreditor Agreement will provide that, if we enter into First Lien Debt under a Future Credit Facility, the lenders' agent under such First Lien Debt shall join and accede to the Osisko Intercreditor Agreement as senior agent thereunder.

The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay in full, or at all, our obligation under the notes and guarantees.

Guarantors	The notes will be unconditionally guaranteed by each of our existing restricted subsidiaries (other than immaterial subsidiaries), including the Gibraltar Subsidiary, Curis, Florence Holdings, Florence Copper Holdings, FC-ISR, Florence and Cariboo, and certain future subsidiaries. These guarantees are subject to release under specified circumstances.

The guarantee of each guarantor that holds any Collateral will:

• be secured by liens on the Collateral that rank senior, pursuant to the Osisko Intercreditor Agreement, to the liens on any Collateral that secure the Gibraltar Subsidiary's obligations pursuant to the Osisko Silver Sale Agreement or Taseko's obligations pursuant to the guarantee it has provided in respect of the Osisko Silver Sale Agreement, it being understood that the pledged shares of Curis, Florence Holdings and Cariboo are not subject to the Osisko Intercreditor Agreement;

• be secured by liens (subject to Permitted Liens) on the Collateral, subject, where applicable, to Taseko's and the Gibraltar Subsidiary's obligations under the JV Agreement and subject to the first priority liens on the Collateral securing the Revolving Credit Facility pursuant to the RCF Intercreditor Agreement. Additionally, if such guarantor is a borrower or a guarantor under First Lien Debt, the liens on the Collateral securing the notes and the guarantees will be junior in priority, pursuant to any Future Intercreditor Agreement, to the liens on any Collateral that secure the First Lien Debt, to the extent that the liens securing the First Lien Debt are Permitted Liens;

• rank senior in right of payment to all future subordinated indebtedness of such guarantor;

• be effectively senior to all of such guarantor's existing and future unsecured indebtedness to the extent of the value of the Collateral;

• be pari passu in right of payment with all of such guarantor's existing and future senior indebtedness;

• be contractually subordinated to all existing and future indebtedness of such guarantor, including indebtedness outstanding under the Revolving Credit Facility and any other First Lien Debt, in each case subject to the terms of the RCF Intercreditor Agreement and any Future Intercreditor Agreement, respectively, that is secured by (i) liens on assets that are not part of the Collateral or (ii) liens on Collateral that are senior in priority to the liens securing the notes and the guarantees, in each case to the extent of the value of such assets or Collateral; and

• be structurally subordinated to all existing and future indebtedness and other liabilities and preferred stock of such guarantor's non-guarantor subsidiaries (other than indebtedness and other liabilities owed to Taseko or any guarantor).

As of December 31, 2023, the total assets of Taseko and our guarantor subsidiaries comprised 97% of our consolidated total assets. For the year ended December 31, 2023, Taseko and our guarantor subsidiaries contributed 100% of our consolidated Adjusted EBITDA for such period. As of December 31, 2023, the aggregate total indebtedness of Taseko and our guarantor subsidiaries was C$682.4 million.

Optional Redemption

At any time prior to November 1, 2026, we may on any one or more occasions redeem all or a part of the notes, upon not less than 10 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the plus a "make-whole" premium, as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

At any time prior to November 1, 2026, but not more than once in any twelve-month period, we may redeem up to 10% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) issued under the Indenture, upon not less than 10 nor more than 60 days' notice, at a redemption price equal to 103% of the principal amount of notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date).

On or after November 1, 2026, we may on any one or more occasions redeem all or a part of the notes, upon not less than 10 nor more than 60 days' notice, at the redemption prices described under "Description of Notes-Optional Redemption.", plus accrued and unpaid interest, if any, on the notes redeemed.

Optional Redemption After Certain Equity Offerings	At any time prior to November 1, 2026, we may, on any one or more occasions, redeem up to 40% of the aggregate principal amount of notes issued under the Indenture, upon not less than 10 nor more than 60 days' notice, at a redemption price equal to 108.250% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with an amount not greater than the net cash proceeds of certain equity offerings; provided that: (1) at least 60% of the aggregate principal amount of notes originally issued under the Indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 180 days of the date of the closing of such equity offering.

Tax Redemption	If we become obligated to pay additional amounts to holders of the notes as a result of a change in the tax laws of any relevant jurisdiction, we may redeem the notes, in whole but not in part, at any time, upon giving proper notice, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and additional amounts on the notes to the date of redemption.

Additional Amounts	Subject to certain exceptions, we generally will pay such additional amounts as may be necessary so that the amount received by holders of the notes after tax-related withholdings or deductions in respect of such notes will not be less than the amount that such holders would have received in the absence of such withholdings or deductions.

Change of Control Offer	If we experience a change of control, we must give holders of the notes the opportunity to sell their notes to us at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sale Proceeds	Upon certain asset sales, we may be required to use the net proceeds of such asset sales to purchase a portion of the notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants

The indenture governing the notes (the "Indenture") will contain covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

• transfer and sell assets;

• pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

• incur additional debt;

• create or incur liens on our assets (other than permitted liens);

• create any restriction on the ability of any restricted subsidiary to pay dividends to Taseko, make loans to Taseko or any of its restricted subsidiaries or sell assets to Taseko or any of its restricted subsidiaries;

• merge, amalgamate or consolidate with another company; and

• enter into transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions.

If at any time the notes are rated investment grade by two of the following three rating agencies Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Fitch, Inc., and no default or event of default has occurred and is continuing under the Indenture, substantially all of the restrictive covenants will terminate and will no longer apply to us or our restricted subsidiaries.

Transfer Restrictions	The notes have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction, have not been qualified for distribution by prospectus in Canada, and are subject to restrictions on transfer. You may not sell the notes absent an available exemption from registration. As a prospective purchaser, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

No Public Market	The notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in the notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained. This may affect the price of the notes in the secondary market, the transparency and availability of trading prices and the liquidity of the notes.

No Registration Rights	We will not have any obligation to register the notes in the future under the Securities Act or to exchange the notes for registered notes

Use of Proceeds	We intend to use the net proceeds from the offering, together with cash on hand, to redeem all of our outstanding US$400 million aggregate principal amount of 7.00% senior secured notes due 2026, to make capital expenditures, including at Florence Copper and the Gibraltar mine, to fund working capital, and to pay fees and expenses in connection with this offering, with any remaining amounts to be used for general corporate purposes. Certain of the initial purchasers and/or certain of their affiliates hold a portion of our 7.00% Senior Secured Notes due 2026, and may therefore receive a portion of the proceeds of this offering.

Original Issue Discount	If the stated principal amount of the notes exceeds their issue price by the statutory de minimis amount or more, the notes will be treated as issued with original issue discount ("OID") for U.S. federal income tax purposes. In such event, holders subject to U.S. federal income taxation generally will be required to include the OID in gross income (as ordinary income) as such amounts accrue (on a constant yield to maturity basis), in advance of the receipt of cash payment thereof and regardless of such holder's method of accounting for U.S. federal income tax purposes.

Risk Factors	Investing in the notes involves substantial risks.

Governing Law	The notes and guarantees of the notes will be governed by the laws of the State of New York. The collateral documents, the RCF Intercreditor Agreement and the Osisko Intercreditor Agreement will be governed by the laws of the Province of British Columbia, Canada.

Trustee	The Bank of New York Mellon.

Canadian Co-Trustee	BNY Trust Company of Canada.

Collateral Agent	BNY Trust Company of Canada.